Exhibit 99(a)(1)(B)

Memorandum

To:	Employees
From:	Ajit Gill
Date:	January 25, 2002
Subject:	Stock Option Offer to Exchange

Inhale is pleased to announce that its Board of Directors has approved management's proposal to allow eligible employees the opportunity to exchange outstanding stock options granted prior to July 24, 2001, other than Evergreen Options, with exercise prices per share greater than or equal to $25.00 granted under Inhale's 2000 Non-Officer Equity Incentive Plan for replacement options to purchase shares of the company's Common Stock. This is a one-time opportunity designed to refocus everyone's efforts on driving shareholder value. The key features of this offer are summarized below.

Inhale is offering employees of Inhale and its subsidiaries the opportunity to exchange eligible options on a one-for-two (1:2) basis. Thus, for those employees who elect to participate in the offer, on August 26, 2002 (or a later date if the offer is extended), Inhale will grant you a replacement option covering fifty percent (50%) of the number of shares of common stock subject to the options that you exchanged. If you wish to accept this offer with respect to your eligible options, you must also exchange all mandatory exchange options. Mandatory exchange options are all options that were granted to you on or after July 24, 2001, including options with an exercise price of less than $25.00 per share, Evergreen Options, and options granted under plans other than the 2000 Non-Officer Equity Incentive Plan. Mandatory exchange options will be exchanged on a one-for-one (1:1) basis. Thus, for those employees who elect to exchange eligible options, on August 26, 2002 (or a later date if the offer is extended), Inhale will grant you a replacement option covering one hundred percent (100%) of the number of shares of common stock subject to the mandatory exchange options that were cancelled.

There are certain other conditions to exchanging your options that are set forth in detail in the offer to exchange and accompanying documents. In particular, if you elect to exchange any eligible option or are required to exchange any mandatory exchange option, the entire option must be exchanged. In addition, you must be continuously employed by Inhale or one of its subsidiaries through the date of grant of the replacement options in order to receive any replacement grant.

Your replacement options will be granted on August 26, 2002 (or a later date if the offer is extended) with an exercise price equal to the closing price of Inhale's common stock on the day prior to the date of grant. Please note that for accounting purposes we must wait six months and one day after you exchange your options to grant you the replacement options. This also means that if you accept this offer the Company cannot grant you any new options between February 25, 2002 and August 26, 2002. Your replacement options will have an equivalent vesting schedule on a percentage basis as the eligible options and mandatory exchange options that you exchange. The vesting commencement date for the replacement options will be the original vesting commencement date of the eligible options or mandatory exchange options that were cancelled. The replacement options will expire approximately ten years from the grant date of the replacement options so long as you remain continuously employed by Inhale or its subsidiaries.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Inhale makes no recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation involves certain risks that are discussed in the documents provided. Inhale is making this offer upon the terms and subject to the conditions described in the offer to exchange and accompanying documents. You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether to participate. In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation.

If you decide to participate in this offer, please follow the procedures outlined in the enclosed documents. The Offer to Exchange is a topic for discussion at today's scheduled meeting for San Carlos employees and we will hold additional meetings for other employees in the coming days. Details about these meetings will be distributed prior to each meeting. If you have any questions about this offer please email your questions to Steve Hurst or Bob Harper at exchange@inhale.com. Alternatively, you may reach Steve Hurst via telephone at (650) 631-3118 or Bob Harper at (650) 631-3222.